SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under

Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

CYREN LTD.

(Name of Subject Company (Issuer))

WP XII INVESTMENTS B.V.

WP XII INVESTMENTS COÖPERATIEF U.A.

WARBURG PINCUS (CALLISTO) PRIVATE EQUITY XII (CAYMAN), L.P.

WARBURG PINCUS (EUROPA) PRIVATE EQUITY XII (CAYMAN), L.P.

WARBURG PINCUS (GANYMEDE) PRIVATE EQUITY XII (CAYMAN), L.P.

WARBURG PINCUS PRIVATE EQUITY XII-B (CAYMAN), L.P.

WARBURG PINCUS PRIVATE EQUITY XII-D (CAYMAN), L.P.

WARBURG PINCUS PRIVATE EQUITY XII-E (CAYMAN), L.P.

WARBURG PINCUS XII PARTNERS (CAYMAN), L.P.

WP XII PARTNERS (CAYMAN), L.P.

(Name of Filing Person (Offeror))

ORDINARY SHARES, NOMINAL VALUE NIS 0.15 PER SHARE

(Title of Class of Securities)

M26895108

(CUSIP Number of Class of Securities)

WP XII Investments B.V.

c/o Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

Telephone: (212) 878-0600

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Asaf Harel Tomer Sela Meitar Liquornik Geva Leshem Tal 16 Abba Hillel Rd. Ramat Gan 5250608, Israel Telephone: +972-3-610-3100	Dvir Oren Ross M. Leff Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Telephone: (212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

IMPORTANT INFORMATION

This filing is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any ordinary shares of Cyren Ltd. The tender offer described in the presentation has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the U.S. Securities and Exchange Commission. The solicitation of offers to buy ordinary shares of Cyren Ltd. will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Cyren Ltd. shareholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer when they become available as they will contain important information, including the various terms of, and conditions to, the tender offer. The tender offer statement will be filed by the offerors with the U.S. Securities and Exchange Commission, and the solicitation/recommendation statement will be filed by Cyren Ltd. with the U.S. Securities and Exchange Commission. Investors and stockholders may obtain free copies of these statements (when available) and other documents filed by the offerors and Cyren Ltd. at the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Item 12.	Exhibits

Exhibit	Description

99.1	Press release (incorporated from Cyren Ltd. Form 6-K filed on November 7, 2017)

2